September 26, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Mail Stop 3561
Washington, D.C. 20549

Attn.:     David R. Humphrey, Accounting Branch Chief

Re:         Conforce International, Inc. (“Conforce” or “Company”)
Form 10-K for the fiscal year ended March 31, 2011 – Filed June 29, 2011
Form 10-Q for the quarterly period ended June 30, 2011 – Filed August 15, 2011
File No. 000-53579

Dear Sir:

On behalf of Conforce, we submit this letter in response to comments from the staff of the Securities and Exchange Commission received by email dated September 13, 2011, relating to Conforce’s above-mentioned filings.

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with Conforce’s response.  An electronic copy of the applicable Form has been included for reference.

We also acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions please contact Jim Collins at 416-895-4367.

Sincerely,

Marino Kulas, Chairman & CEO

Form 10 K for the fiscal year ended March 31, 2011

Business, Page 3

1.
Please identify in this section any customers that account for ten percent or more of your revenues, we note in this regard your disclosure on page 15 that 82% of EKO-FLOR revenues are derived from two customers.  Refer to Item 101 of Regulation S-K

In response to Staff’s comments, the Company has amended the 10-K with the addition of the following:

CUSTOMERS

For the year ended March 31, 2011, 82% of the EKO-FLOR composite flooring revenue was generated from 2 major customers, being Vanguard  National Trailer Corporation and  the Maersk Line (2010:  100% came from Sea Box Inc).

Management’s Discussion and Analysis, page 10

2.
Please revise the heading of the forward-looking statement disclaimer to remove the implication that the Private Securities Litigation Reform Act safe harbor is available to you.  The safe harbor is not available to penny-stock issuers.

In response to Staff’s comments, the heading has been amended to the following:

Disclaimer for Forward-Looking Statements

Exhibits

3.	Please file the advisory agreement with Worldwide Associates as an exhibit or tell us why it is not required to be filed

In response to Staff’s comments, the Company previously filed the advisory agreement with Worldwide Associates on June 29, 2009 to which there have been no substantial changes.   The agreement is kept in force through mutual verbal agreement.

Signatures, Page 18

4.
Please include the second signature block with the signatures of your principal executive officer, principal financial officer, principal accounting officer or controller, and a majority of your directors.  Refer to General instructions D to Form 10-K

In response to Staff’s comments, a second signature block has been added for the amended filing and will be included for future Form 10-K filings.  However, as at March 31, 2011 there is only one director, being Marino Kulas, Chairman and CEO

Exhibit 23.1

5.      It appears that you have included the independent accountant’s audit report in Exhibit 23.1 and not within the body of your Form 10-K.  In accordance with Regulation S-K, Item 601, Exhibit 23 is for the purpose of including the consents of experts. Therefore, it is not appropriate to use this exhibit to include the audit report.  Please ament your Form 10-K to include the audit report within the body of the document.

In response to Staff’s comments, the independent accountant’s audit report has been incorporated into the body of the Form 10-K.

Form 10-Q for the quarterly period ended June 30, 2011

Financial Statements
Note 7. Forgivable Loan Page 9

6.
Please revise Note 7 to provide enhanced disclosure regarding the forgivable loan you received during the three months ended June 30, 2011.  Specifically, please tell us and revise your disclosure to include the entity from which the loan was obtained, the interest rate on the loan, and any financial covenants or obligations beyond the minimum number of employees (such as time restraints to commence operations, etc,). In addition, please explain in detail the property tax abatement that you received as part of this loan, and your accounting treatment of this incentive.  We may have further comments upon review of your response.

In response to Staff’s comments, Note 7 has been expanded – please see revised Note below.

The loan is from the City of Peru, Indiana, and is interest free.  The requirements and covenants of the of the loan were to acquire the property (completed in fiscal 2011), raise additional capital (completed in fiscal 2011) and purchase or deliver equipment to the facility, which occurred during the quarter ended June 30, 2011.  The Company committed to hiring a minimum number of employees within 12 and 24 months of the start of production.  There is not specified time in which production must start, although it was anticipated that training and hiring would occur within 120 to 180 days of the agreement.  At the time of the preparation of the Form 10-Q, employees had been hired although production had not started.  As noted, there is no specific date or time constraint within which production must start.

If the minimum employment levels are not achieved, the City of Peru reserves the right to deny any abatement that the Company may apply for in respect to improvements to the real estate and equipment located at the facility.   To date the Company has not submitted any application for any property tax abatements and none have been received.   The property taxes the Company pays, net of any future abatements that it may receive, will be expensed in the period in which they occur.

7.  FORGIVABLE LOAN

During the three months ended June 30, 2011, the Company received from the City of Peru, $500,000 in incentive financing to locate its production facility in Peru, Indiana.  This incentive payment is in the form of an interest free, forgivable loan in the amount of $500,000 and certain property tax abatements.  Under the terms of the incentive, the Company was required to receive additional equity capital of not less than $5.0 million for the establishment of the Peru production facility, acquire the land and buildings for the manufacturing facility, purchase or deliver equipment to be used in the manufacturing facility and agree to hire a minimum of 55 full time employees within 12 months of the start of production and 110 employees within 24 months of the start of production.  These terms of the incentive have been met by the Company.  If the minimum employee levels are not achieved the Company will not be eligible for certain anticipated property tax abatements on improvements to the real estate or on equipment used in the production facility that the Company may otherwise be entitled to.  If the Company abandons the production facility within the first 5 years of operation, the Company will be required to repay a proportional amount of the forgivable loan.  If the facility is not abandoned during the first 5 years the loan is completely forgiven.